UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER 000-53361

CUSIP NUMBER 27888N307

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2022

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Ecoark Holdings, Inc.

Full Name of Registrant

303 Pearl Parkway

Suite 200

Address of Principal Executive Office (Street and Number)

San Antonio, TX 78215

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

Ecoark Holdings, Inc. (the “Registrant”) has been briefly delayed in filing its Annual Report on Form 10-K (the “Annual Report”) for the fiscal year ended March 31, 2022. The Registrant’s 90% owned subsidiary, Agora Digital Holdings, Inc., has been in continuing dialogue with the Staff of the Securities and Exchange Commission (the “SEC”) over accounting disclosure and policies relating to Bitcoin. Rather than file now and possibly have to amend as such time as a consensus is reached with the Staff of the SEC, the Registrant is delaying filing with the plan to resolve the matter prior to the end of the extension period. The Registrant expects to file the Annual Report on or prior to the fifteenth calendar day following the prescribed due date of the Annual Report, as required by Rule 12b-25 under the Securities Exchange Act of 1934.

Part IV - Other Information

1.	Name and telephone number of person to contact in regard to this notification

Michael D. Harris	(561)	644-2222
(Name)	(Area Code)	(Telephone Number)

2.	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☒ No ☐

3.	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

We anticipate reporting on a consolidated basis revenues of approximately $25.6 million for the year ended March 31, 2022 compared to approximately $15.1 million for the year ended March 31, 2021; cost of revenues of approximately $13.5 million for the year ended March 31, 2022 compared to $14.7 million for the year ended March 31, 2021; operating expenses of approximately $36.6 million for the year ended March 31, 2022 compared to approximately $19.3 million for the year ended March 31, 2021; selling, general and administrative expenses of approximately $11.4 million for the year ended March 31, 2022 compared with approximately $6.4 million for the year ended March 31, 2021; depreciation, amortization, depletion, accretion and impairment expenses of approximately $7.3 million for the year ended March 31, 2022 compared to approximately $1.9 million for the year ended March 31, 2021; change in fair value of derivative liabilities of approximately $15.4 million for the year ended March 31, 2022 compared to approximately ($18.5 million) for the year ended March 31, 2021; and net loss of approximately $10.5 million for the fiscal year ended March 31, 2022 compared to approximately $20.9 million for the fiscal year ended March 31, 2021.

                   Ecoark Holdings, Inc.

(Name of Registrant as Specified in Charter)

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 29, 2022	By:	/s/ Randy May
Randy May
	Title:	Chief Executive Officer

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